November 10, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Courtney Haseley, Esq.

RE:  MLIGHT TECH, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED October 7, 2010
     FILE NO. 333-169805

Ms. Haseley:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to mLight Tech, Inc. (the "Company") dated November 3, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please revise your disclosure as appropriate to convey to investors with clarity the status of your business development - what has been accomplished, what remains to be accomplished for you to develop a product and generate revenues, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of the company's business plan. We would expect such disclosure to begin with a candid and brief statement that you lack any developed products and that references to proposed products or services be described in those terms (e.g. eliminate assertions that he company "will" develop certain products with certain capabilities). Ensure that you disclosure convey consistently throughout your document the status of your business activities. This comment also applies to your Business section.

RESPONSE:

We concur with the Staff and have updated the Registration Statement to reflect the status of our business development. Specifically, we included what has been accomplished, what remains to be accomplished to develop a product and generate revenues, and any material obstacles or uncertainties to achieve the company's business plan.

STAFF COMMENT 2:

We note that proceeds from this offering are intended to be used solely to complete the company's business plan and that the company expects to commence a second public offering shortly following completion of this offering in order to raise additional capital to fund product development. Please revise your disclosure in this section to ensure that this plan is clearly conveyed to investor and remove any language suggesting that the completion of a second public offering is certain.

RESPONSE:

We concur with the Staff and have updated the risk disclosures to clarify this offering is to complete the business plan and that no secondary public offering is certain.

STAFF COMMENT 3:

It appears as though the company will only be subject to the periodic reporting obligations imposed by Section 15(d) of the Securities Exchange Act of 1934. Yet, you have not alerted investors to the fact that the company will not be a fully reporting company, or explained the consequences of its future reporting status as a Section 15(d) filer. In your next amendment, please include a risk factor alerting investors to the limited nature of the company's required reporting obligations and how those responsibilities vary from other duties imposed on fully reporting entities.

RESPONSE:

We concur with the Staff and have added a risk disclosure to the filing status of the Company. The Company will be a volunteering filer under the 15(d) reporting requirements and file all SEC related documents.

STAFF COMMENT 4:

We note your disclosure on the cover page indicating the possibility that offering proceeds may not be sufficient to cover offering expenses. Please enhance this risk factor to alert investors to the fact that the offering proceeds, if any, may not be sufficient to fund planned operations and may not even cover the costs of the offering, such that post-offering the company may be in worse financial condition than it was prior to commencement of the offering. Also, you disclose in your Management's Discussion that you plan to conduct another equity offering following completion of the current offering in order to raise sufficient proceeds for the company to operate its business. Please address the risks related to this offering, such as the fact that you may not commence the offering and, if you do, the proceeds may be insufficient to fund your planned operations.

RESPONSE:

We concur with the Staff and have updated the risk factor to alert the investors that the offering may be insufficient to fund operations.

STAFF COMMENT 5:

You indicate that Mr. Sanders spends approximately thirty to thirty-five hours per week on your operations. You also disclose in Note 4 to your financial statements that Mr. Sanders is involved in other business activities and that he may face a conflict in selecting between the company and other business interests. Please address Mr. Sanders' potential conflict of interest in this risk factor.

RESPONSE:

We concur with the Staff and have updated the risk factor to disclose the potential conflict of interest with Mr. Sanders.

STAFF COMMENT 6:

Your disclosure does not indicate with any specificity the principal purposes for which the net proceeds are intended to be used and the approximately amount intended to be used for each identified use. We note a more detailed discussion in the Management's Discussion and Analysis regarding the actions management intends to take following the offering. Please revise your Use of Proceeds disclosure to include the level of detail required by Item 504 of Regulation S-K. Additionally, although your disclosure notes that the table on page 12 presents intended uses of proceeds based on varying offering proceeds, be advised that the table itself does not actually provide that information. In your next amendment, please ensure that your disclosure specifically addresses the relative priority of your planned use of proceeds, given the uncertainty as to whether you will complete the maximum offering. You should provide investors with information regarding how the proposed use of proceeds will vary and the nature of the expenditures you will be able to finance as the number of shares sold in the offering varies. Refer to Instructions 1 and 3 to Item 504 of Regulation S-K.

RESPONSE:

We concur with the Staff and have added the specific planned use of proceeds, amount/cost with each business plan task, and the priority of each task should less than the full offering be sold.

STAFF COMMENT 7:

It appears that you have not properly rounded up your book value per share amounts as disclosed on page 14. Please revise your disclosures accordingly, or provide us with your calculations that support the amounts shown.

RESPONSE:

We concur with the Staff and have updated the book share amounts. In addition, we included our calculation worksheet.

STAFF COMMENT 8:

We note your reference to Gartner in this section and your references to IDC on page 22. Please supplementally provide us with support for the statements attributed to these third parties. Also, supplementally tell us whether the sources of the data is publicly available without costs or at a nominal expense. If the industry data you cite is not publicly available or available for a nominal fee, you must provide consents from the authors for use of the data in the prospectus or directly assume responsibly for the information and remove specific references to the sources of the data. Refer to Rule 436 under the Securities Act of 1933.

RESPONSE:

We concur with the Staff and have supplementally added the industry article on Gartner and removed the IDC reference. All information is publically available at no charge.

STAFF COMMENT 9:

We state that the company's products will "displace" other established network management products of the market leaders such as Intel, Microsoft and Novell. Please revise your disclosure to provide a basis for the foregoing assertion or delete such language.

RESPONSE:

We concur with the Staff and have removed the language.

STAFF COMMENT 10:

You state that the company plans to launch its first product, but do not indicate the proposed timing for the launch. Please revise your disclosure to provide a materially complete discussion of where the company is in its product development life cycle.

Ensure that you identify and discuss the time frames for implementing the business plan, consistent with the company's disclosure in Management's Discussion and Analysis, and any material obstacles or uncertainties that may preclude you from achieving anticipated results.

RESPONSE:

We concur with the Staff and have modified the disclosure to clearly state where the company is in its product lifecycle. In addition, we added the timeframes to implement our business plan and the uncertainties with expected results.

STAFF COMMENT 11:

The diagram on page 20 suggests a product development timeline that is not discussed or explained elsewhere in the registration statement. Please revise your disclosure to provide a materially complete discussion of the meaning of such diagram, or remove it. To the extent you anticipate developing mLight Professional with varying stages of functionality over the course of the next three years, please ensure that your discussion in Product Overview clearly conveys the company's expectation regarding this product, and provide corresponding disclosure in the Management' Discussion and Analysis.

RESPONSE:

We concur with the Staff and have removed the diagram. In addition, we added the disclosure of the product development which will be done in stages. This disclosure was added to the Management Discussion section too.

STAFF COMMENT 12:

Please advise what consideration you gave to discussing the company's lack of product development, lack of revenues and inadequate capital in evaluating its competitive positioning.

RESPONSE:

We concur with the Staff and have updated the competitive position to reflect our consideration on our product development, revenues, and capital.

STAFF COMMENT 13:

Please discuss the milestones you intend to achieve over the next twelve months if you sell only 25% of the securities being offered.

RESPONSE:

We concur with the Staff and have updated the Plan of Operation to include milestones to achieve should the company only sell 25% of the offering.

STAFF COMMENT 14:

You disclose in a risk factor on page 7 that you will create a proof-of-concept that you can use to attract customers. Please clarify in this section when you intend to complete your proof-of-concept and when you believe you will begin to use it to generate revenue from customers.

RESPONSE:

We concur with the Staff and have updated the Plan of Operations section to include the proof-of-concept and when we expect to attract customers in order to start generating revenues.

STAFF COMMENT 15:

Revise the filing to disclose the date though which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

RESPONSE:

We concur with the Staff and we added to the registration statement a disclosure statement "Subsequent events have been evaluated through the date of the audit report."

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 415-259-0725.

Sincerely,

/s/ Edward Sanders

Edward Sanders
Chief Executive Officer

Enclosure